EXHIBIT 99.1

Stantec joint venture to deliver Greater Western Water’s infrastructure program

EDMONTON, Alberta and MELBOURNE, Australia, May 26, 2026 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, in a joint venture with Jacobs, a science-based consulting and advisory leader, has been selected to support Greater Western Water’s (GWW) five-year Infrastructure Planning and Delivery Program—an ambitious, future-focused initiative shaping how water infrastructure is planned, designed, and delivered across the rapidly growing western region of Melbourne, Australia.

Over the course of the five-year appointment, the integrated team will work alongside GWW to deliver critical water and sewer infrastructure that supports sustainable growth, strengthens resilience, and enhances outcomes for customers and communities, today and for generations to come.

Western Melbourne’s population is forecast to more than double by 2050, placing increasing pressure on the existing infrastructure in some areas. The infrastructure program responds to this growth with a more integrated approach that brings collaboration, efficiency, and innovation to the forefront while delivering reliable water and wastewater services for a growing population.

The joint venture will provide a comprehensive suite of engineering and advisory services to help meet the region’s expanding needs and address the escalating challenges posed by climate change and extreme weather. The services will include option assessments, functional and detailed designs for water and wastewater systems, treatment plants, and dams, as well as groundwater and surface water assessments, discharge quality analysis, and construction support. The team will also lead investigations of contaminated land and help establish engineering standards that support safe, resilient delivery.

Partnering for a resilient future
“This program reflects our team’s deep expertise delivering water and sewer infrastructure that strengthen essential services for the communities we serve,” said Ashok Sukumaran, Australia country leader at Stantec. “Our engineering solutions will help protect Melbourne’s vital water resources by delivering sustainable services in the face of a changing climate and population growth. We look forward to continuing our longstanding relationship with Greater Western Water.”

“Rapid population growth across Melbourne’s western region requires water infrastructure that can scale efficiently and reliably,” said Sinead Giblin, executive vice president at Jacobs. “By working closely with Greater Western Water and the program teams, we’re bringing together integrated planning, technical expertise, and innovation to support sustainable, resilient water networks and treatment systems that serve communities now and into the future.”

“This partnership plays an important role in shaping how we plan and design infrastructure, bringing strong expertise to support projects across our service area,” said Ian Burton, Greater Western Water’s general manager of asset planning and delivery. “We look forward to working together to ensure we continue to meet the needs of our customers and communities with water and sewerage services that are safe, consistent and resilient.”

Beyond infrastructure delivery, the infrastructure program will also facilitate social procurement initiatives, engagement with Indigenous-owned businesses, and the creation of employment pathways for local job seekers and graduates.

Building long-term partnerships for water resilience
This appointment builds on Stantec’s growing global portfolio of major water programs. The firm is currently an engineering partner for Urban Utilities’ Next Generation 4 Delivery (NG4D) program in Southeast Queensland, a multibillion-dollar initiative advancing a resilient and sustainable water future. Stantec was also recently named a primary designer for Scottish Water Enterprise, a transformative, multibillion-pound program improving water resilience across Scotland.

Learn more about Stantec’s commitment to resilient water services.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiatives and projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiatives and projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the initiatives and projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact Katie Lawler Stantec Media Relations Ph: (425) 896-6930 katie.lawler@stantec.com	Investor Contact Jess Nieukerk Stantec Investor Relations Ph: (403) 569-5389 ir@stantec.com